SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            Five Star Products, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    33831M107
                                 (CUSIP Number)

                             Andrea D. Kantor, Esq.
                     National Patent Development Corporation
                             777 Westchester Avenue
                          White Plains, New York 10604
   (914) 249-9700 (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 24, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


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CUSIP No. 33831M107                                                Page 2 of 8

         1.       Names of Reporting Persons
                  I.R.S. Identification No. of Above Persons (entities only)

                  National Patent Development Corporation   I.D. No. 13-4005439

         2.       Check the Appropriate Box if a Member of a Group
                  (See instructions)

                  (a) [ ]
                  (b) [ ]

         3.       SEC Use Only

         4.       Source of Funds (See instructions)

                  OO

         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization

                  Delaware

Number of             7.       Sole Voting Power
Shares
Beneficially                      9,133,417
Owned by
Each                  8.       Shared Voting Power
Reporting
Person                            0
With
                      9.       Sole Dispositive Power

                                  9,133,417

                      10.      Shared Dispositive Power

                                  0

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  9,133,417

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See instructions) [   ]

         13.      Percent of Class Represented by Amount in Row (11)

                  63.8%

         14.      Type of Reporting Person (See instructions)

                  CO

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CUSIP No. 33831M107                                                Page 3 of 8


Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Five Star Products, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 777 Westchester Avenue, Fourth Floor, White Plains, New York 10604.

Item 2.  Identity and Background

         This statement is filed by National Patent Development Corporation, a Delaware corporation ("NPDC" or the "Filing Person"). The principal business of NPDC is to own and operate an optical plastics business through its direct, wholly-owned subsidiary, MXL Industries, Inc. ("MXL"), to own a majority interest in the Company, and to own certain other assets contributed to it by its former parent, GP Strategies Corporation ("GP"). The address of the principal business of NPDC is 1764 Rohrerstown Rd., Lancaster, PA 17601. The address of the principal office of NPDC is 777 Westchester Avenue, Fourth Floor, White Plains, New York 10604. During the last five years, NPDC has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The information regarding directors and executive officers of NPDC is set forth in
Schedule I.

Item 3.  Source and Amount of Funds or Other Consideration

On November 24, 2004, GP distributed all of the issued and outstanding common stock of NPDC to GP's stockholders in a pro rata distribution (the "Spin-Off"). Prior to the Spin-Off, GP contributed to NPDC certain of its assets, including all of the Common Stock of the Company owned by GP (the "Shares"), in exchange for shares of NPDC common stock.

Subsequent to its receiving the Shares from GP, NPDC contributed the Shares, among other assets, to MXL, in exchange for shares of common stock of MXL. NPDC currently holds the Shares through MXL.

Item 4.  Purpose of Transaction

         The Filing Person acquired the Shares from GP in connection with the Spin-Off. The Filing Person does not have any plans or proposals of the nature described in Items (a) through (j) of Item 4 of Schedule 13D. GP has had discussions with the Company concerning methods to obtain ownership of 80% or more of the Common Stock of the Company, so that the Company GP could file consolidated tax returns. The Filing Person may continue such discussions with the Company.

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CUSIP No. 33831M107                                                Page 4 of 8


Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Filing Person is 9,133,417 shares of Common Stock representing approximately 63.8% of the outstanding shares of Common Stock.

(b) The Filing Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the securities reported for it or him.

(c) Please refer to Item 3 for information with respect to transactions in the securities which were effected during the past sixty days by the Filing Person.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, and the proceeds of sale of, the securities reported herein as being beneficially owned by the Filing Person.

(e)               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to be Filed as Exhibits

         None.



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CUSIP No. 33831M107                                                Page 5 of 8
                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 2004


                                      NATIONAL PATENT DEVELOPMENT
                                      CORPORATION


                                      Jerome I. Feldman
                                      Chief Executive Officer





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CUSIP No. 33831M107                                                Page 6 of 8



                      Information with Respect to Executive
                         Officers and Directors of NPDC

                           Schedule I to Schedule 13D

         The following sets forth as to each of the executive officers and directors of NPDC: his or her name, his or her business address, his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each officer is National Patent Development Corporation, the business address of which is 777 Westchester Avenue, White Plains, New York 10604, and each individual identified below is a citizen of the United States. To the knowledge of the Filing Persons, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                                                                 No of Shares
                                                                 of Common Stock
                                                                 Beneficial
         Name                           Occupation               Held
---------------------------    ---------------------------       ---------------
Directors:

Jerome I. Feldman              Chairman of the Board and              90,000(1)
                               Chief Executive Officer
                               GP Strategies Corporation
                               777 Westchester Avenue
                               White Plains, New York 10604

Scott N. Greenberg             President and Chief                    90,000(2)
                               Financial Officer
                               GP Strategies Corporation
                               777 Westchester Avenue
                               White Plains, New York 10604

Harvey P. Eisen                Chairman and Managing Member             -0-
                               Bedford Oak Management, LLC
                               (asset management company)
                               100 South Bedford Road
                               Mount Kisco, NY 10549

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CUSIP No. 33831M107                                                Page 7 of 8


Roald Hoffmann                 Professor of Chemistry                   -0-
                               Cornell University
                               Department of Chemistry
                               Ithaca, NY 14853

Ellen Havdala                  Managing Director                        -0-
                               Equity Group Investments, L.L.C.
                               (investment company)
                               Two North Riverside Plaza
                               Chicago, IL 60606

Thomas C. Kinnear              Professor of Marketing                   -0-
                               University of Michigan Business
                               School
                               701 Tappan Street
                               Room 4202
                               Ann Arbor, MI 48109

Talton R. Embry                Chairman                                 -0-
                               Magten Asset Management Corp.
                               (asset management company)
                               410 Park Avenue
                               14th Floor
                               New York, NY  10022

Officers:

Jerome I. Feldman              Chairman of the Board and              See above
                               Chief Executive Officer

Scott N. Greenberg             Chief Financial Officer                See above

Andrea D. Kantor               Vice President and General Counsel        625

Charles Dawson                 President of the Company              120,000(3)

Steven Cliff                   President of MXL                        -0-

------------------
(1) Consists of 90,000 shares of Common Stock issuable upon exercise of currently exercisable stock options held by Mr. Feldman.

(2) Consists of 90,000 shares of Common Stock issuable upon exercise of currently exercisable stock options held by Mr. Greenberg.

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CUSIP No. 33831M107                                                Page 8 of 8


(3) Consists of 120,000 shares of Common Stock issuable upon exercise of currently exercisable stock options held by Mr.Dawson.



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